UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             A. H. Belo Corporation
                             ----------------------
                                (Name of Issuer)

                              Series A Common Stock
                              ---------------------
                         (Title of Class of Securities)

                                    001282102
                                    ---------
                                 (CUSIP Number)

                                 Brian Ferguson
                                  PO Box 302204
                                Austin, TX 78703
                                 (512) 809-9484
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 20, 2009
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 "(Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   001282102
            ---------

(1) Name of Reporting Persons:
I.R.S. Identification Nos. of above persons (entities only):

Brian Ferguson
------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
-----------------------------------------------------------------------

(3) SEC Use Only:

-----------------------------------------------------------------------

(4) Citizenship or Place of Organization

United States of America
----------------------------------------



Number of              (5.) Sole Voting Power            0
Shares                                                  ----------
Beneficially           (6.) Shared Voting Power          5,000
Owned by Each                                           ----------
Reporting Person       (7.) Sole Dispositive Power       0
With:                                                   ----------
                       (8.) Shared Dispositive Power     5,000
                                                        ----------


(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
----------------------------------------------------------------------

658,000

---------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

----------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):

3.64% of Class A Shares, 3.20% of total shares outstanding
----------------------------------------------------------

(12) Type of Reporting Person (See Instructions):

IN

CUSIP No.   001282102
            ---------
(1) Name of Reporting Persons:
I.R.S. Identification Nos. of above persons (entities only):

SoftVest, LP (75-2845692)
------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
-----------------------------------------------------------------------

(3) SEC Use Only:

-----------------------------------------------------------------------

(4) Citizenship or Place of Organization

DE
----------------------------------------


Number of              (5.) Sole Voting Power            0
Shares                                                  ----------
Beneficially           (6.) Shared Voting Power          324,000
Owned by Each                                           ----------
Reporting Person       (7.) Sole Dispositive Power       0
With:                                                   ----------
                       (8.) Shared Dispositive Power     324,000
                                                        ----------


(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
----------------------------------------------------------------------

658,000

---------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

----------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):

3.64% of Class A Shares, 3.20% of total shares outstanding
----------------------------------------------------------

(12) Type of Reporting Person (See Instructions):

PN

CUSIP No.   001282102
            ---------

(1) Name of Reporting Persons:
I.R.S. Identification Nos. of above persons (entities only):

Anthem Holdings, Inc. (27-0010396)
------------------------------------------------------------

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
-----------------------------------------------------------------------

(3) SEC Use Only:

-----------------------------------------------------------------------

(4) Citizenship or Place of Organization

TX
----------------------------------------


Number of              (5.) Sole Voting Power            0
Shares                                                  ----------
Beneficially           (6.) Shared Voting Power          329,000
Owned by Each                                           ----------
Reporting Person       (7.) Sole Dispositive Power       0
With:                                                   ----------
                       (8.) Shared Dispositive Power     329,000
                                                        ----------



(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
----------------------------------------------------------------------

658,000

---------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

----------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):

3,64% of Class A Shares, 3.20% of total shares outstanding
----------------------------------------------------------

(12) Type of Reporting Person (See Instructions):

CO

ITEM 1.NAME AND ADDRESS OF ISSUER
---------------------------------

This Statement on Schedule 13GA (this "Statement") relates to the common stock, $0.01 par value per share ("Common Stock"), of A. H. Belo Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 224866, Dallas, TX 75222-4866.

ITEM 2. IDENTITY AND BACKGROUND

(a) The names of the persons filing this Statement are Brian Ferguson, SoftVest, LP, and Anthem Holdings, Inc. (the "Reporting Persons").

(b) The addresses of the principal business offices of the Reporting Persons are:

         Brian Ferguson
         PO Box 302204
         Austin, TX 78703

         SoftVest, LP
         400 Pine Street
         Suite 1010
         Abilene, TX 79601

         Anthem Holdings, Inc.
         PO Box 1015
         Midland, TX 79702

(c) Citizenship:

Brian Ferguson is a United States citizen.
SoftVest, LP, is a Delaware limited partnership.
Anthem Holdings, Inc., is a Texas corporation.

(d) Title of Class of Securities: Common Stock $.01 par value per share.

(e) CUSIP Number: 001282102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.ss. 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

          [ ] Bank as defined in section 3 (a) (6) or the Act (15 U.S.C. 78c).

          [ ] Insurance company as defined in section 3(a) (19) of the Act (15
              U.S.C. 78c).

          [ ] Investment company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8).

          [ ] An investment adviser in accordance with ss.240.13d-1(b) (1) (ii)
              (E);

          [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b) (1) (ii) (F);

          [ ] A parent holding company or control person in accordance with ss.240.13d-1(b) (1) (ii) (G);

          [ ] A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813)

          [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          [ ] Group, in accordance with ss.240.13d-1(b) (1) (ii) (J).


ITEM 4. OWNERSHIP

(a) Amount beneficially owned: Each member of the group is deemed to own all of the Common Stock held by the members of the reporting group 658,000 shares of Common Stock, by reason of membership in the group. As members of the reporting group, each member beneficially owns the following number of shares:

Brian Ferguson - 5,000
SoftVest, LP - 324,000
Anthem Holdings, Inc. - 329,000

Each member of the reporting group disclaims beneficial ownership of the Common Stock not described above as owned by it.


(b) Percent of class: Each member of the group is deemed to own 3.64% of the Series A Common Stock. Otherwise than as members of the reporting group, each member owns the following percentage of Series A Common Stock and Common Stock outstanding, respectively:

                           Series A         Total Common Stock
Brian Ferguson             0.03%            0.02%
SoftVest, LP               1.79%            1.58%
Anthem Holdings, Inc.      1.82%            1.60%


                      (i).  Sole Voting Power             0
                                                         ------------
(c) Number of         (ii)  Shared Voting Power           658,000
Shares as to                                             ------------
which the             (iii) Sole Dispositive Power        0
person has:                                              ------------
                      (iv)  Shared Dispositive Power      658,000
                                                         ------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

None.

ITEM 8. INDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Brian Ferguson - 0.76%
SoftVest, LP - 60.00%
Anthem Holdings, Inc. - 49.24%

ITEM 9. NOTICE OF DISSOLUTON OF GROUP

None.


ITEM 10. CERTIFICATION

(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect or changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 8, 2009


                           /s/ Brian Ferguson
                           -----------------------------------
                           Brian Ferguson


                           SOFTVEST, LP

                           By: SOFTVEST MANAGEMENT, LP,
                               its general partner

                               By: DEBECK, LLC,
                                   its general partner

                                   By:   /s/ Eric L. Oliver
                                         -------------------------------
                                         Eric L. Oliver,
                                         President

                           ANTHEM HOLDINGS, INC.

                           By:      /s/ Brian Ferguson
                                    ----------------------------
                                    Brian Ferguson



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)